NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

January 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Amendment No. 2 to Registration Statement on Form S-1

Submitted December 21, 2022

CIK No. 0001679379

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 2 to Registration Statement on Form S-1 on December 21, 2022 as provided by Staff via telephone voice message on January 10, 2023 (the “Oral Comments”). Concurrently with filing of this letter, the Company is filing an Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Oral Comments have been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No.2 to Registration Statement on Form S-1

Restatement, page 32

1.	We note your response to prior comment 5, as well as your disclosure on page 32 that you restated results for nine months ended September 30, 2021. Please revise your disclosure here to also include a discussion of the material weakness identified for this period.

Response: We respectfully advise the Staff that we have revised the disclosure on page 32 and page 33 of the Amended Registration Statement to include a discussion of the material weakness identified for the nine-month period ended September 30, 2021.

Executive and Director Compensation, page 73

2.	Please revise to provide the disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 31st, 2022. For additional guidance, consider question 117.05 of our Regulation S-K compliance and disclosure interpretations.

Response: We respectfully advise the Staff that we have updated our executive and director compensation disclosures for our most recently completed fiscal year ended December 31, 2022, as required by Item 402 of Regulation S-K.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559, or Anna Wang, Esq. at awang@rc.com or 212-451-2942.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP